FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

M E D I A   R E L E A S E
Gold Fields Limited
Reg. 1968/004880/06 24 St Andrews Road Parktown, 2193
Postnet Suite 252 Private Bag X30500 Houghton, 2041 South Africa
Tel +27 11 644-2400 Dir +27 11 644-2460 Fax +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460 Fax +27 11 484-0639
North America
Cheryl A Martin
Tel +1 303 796-8683 Fax +1 303 796-8293
Gold Fields: Harmony Bid Extension
Creates More Doubt for Shareholders
Johannesburg, 28 January 2005: The Board of Directors of Gold Fields Limited (GFI: JSE and NYSE) ("Gold Fields") notes that Harmony Gold Mining Limited ("Harmony") has now waived the condition in its offer whereby it required acceptances in excess of 50%.
The Board welcomes this clear acknowledgement by Harmony that there is no prospect that they will acquire majority control of Gold Fields as a result of their offer, which both significantly undervalues Gold Fields and has resulted in massive value destruction for the shareholders of both companies. The Board would also like to warn the shareholders of both companies that there can be no certainty for some time as to what shareholding, if any, Harmony will come to hold in Gold Fields.
To clarify the circumstance surrounding Harmony's withdrawal of its 50% acceptance condition:
1.
Harmony, at the last moment, withdrew its application to the Securities Regulation Panel to extend the 60 day period during which it was entitled to retain such condition;
2. Harmony has only received an insignificant additional 44,416 Gold Fields shares in its subsequent offer; and
3.
Having now waived the 50% condition, Harmony is clearly indicating that it is prepared to settle for a minority stake in Gold Fields rather than the complete takeover it originally envisaged.
Furthermore, Gold Fields would like to point out to shareholders of both companies that the requisite regulatory approvals, including that of the Competition Authorities, are unlikely to be forthcoming soon. The Competition Commission has yet to make its recommendation to the Competition Tribunal, which will in due course hold hearings in regard to the application before it. This application is being vigorously opposed not only by Gold Fields, but also by a number of affected persons including local community bodies, suppliers and trade unions. Should the application be denied, the Competition Tribunal has the power to order Harmony to divest itself of any shares it may have acquired under its composite offer.
Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill†
(Chief Executive Officer),K Ansah
#
, G J Gerwel, N J Holland†
(Chief
Financial Officer), J M McMahon†
, G R Parker‡
, R L Pennant-Rea†
, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson
*Canadian,
†British,
‡American,
#
Ghanaian.
Corporate Secretary: C Farrel

Uncertainty for shareholders is further compounded by the fact that:
1.
Harmony has no rights in relation to the shares it acquired under the Early Settlement Officer, and as a result cannot do anything with the shares pending a ruling from the Competition Tribunal.
2.
Norilsk Nickel is not obliged to tender the shares it holds in Gold Fields unless all regulatory approvals, including Competition approval, are obtained by 20 May 2005;
3.
all shareholders tendering their shares under the subsequent offer are entitled to withdraw their acceptances at any time up to the offer becoming wholly unconditional, which would only be if and when the Competition Tribunal approves Harmony's bid; and
4.
Harmony could be required to divest its shares in Gold Fields should the Competition Authorities reject their application
Gold Fields Chief Executive Ian Cockerill said, "Contrary to Harmony's claims, at this point in time Harmony controls nothing of Gold Fields. And in waiving the 50% requirement, Harmony has finally acknowledged what the market has been saying for months: Harmony is not going to succeed in its hostile and unsolicited attempt to acquire Gold Fields on the cheap. We still await Harmony's CPR. While we look forward confidently to our results announcement on Monday, which we have indicated will show how well our business is performing despite the strong rand environment, we look forward to hearing how Harmony explains why over 50% of their shafts are loss making at the current rand gold price and how they intend to repair their balance sheet and stem the cash burn. We call on Harmony to end the value destruction and abandon its failed offer. "
ends
In the United States, Gold Fields Limited ("Gold Fields") has filed a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the "SEC") on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.
The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.
Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.
This document contains "forward-looking statements" with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this document that are not historical facts are "forward-looking statements".
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this presentation, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth materials filed with or furnished to the SEC from time to time, including Gold Fields' most recent Annual Report on Form 20-F.
Important factors that could cause actual results to differ materially from estimates or projections contained in the forward- looking statements include, without limitation: overall economic and business conditions in South Africa, Ghana, Australia and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; the success of exploration and development activities; decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labor disruptions; availability, terms and deployment of capital; changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights; fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and political instability in South Africa, Ghana and regionally.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
Information included in this document relating to Harmony and its business has been derived solely from publicly available sources. While Gold Fields has included information in this document regarding Harmony that is known to Gold Fields based on publicly available information, Gold Fields has not had access to non-public information regarding Harmony and could not use such information for the purpose of preparing this document. Although Gold Fields is not aware of anything that would indicate that statements relating to Harmony contained in this document are inaccurate or incomplete, Gold Fields is not in a position to verify information concerning Harmony. Gold Fields and its directors and officers are not aware of any errors in such information. Subject to the foregoing and to the maximum extent permitted by law, Gold Fields and its directors and officers disclaim all liability for information concerning Harmony included in this document.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 28 January 2005
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs